SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company with authorized capital

MINUTES OF THE REGULAR AND SPECIAL SHAREHOLDERS’ MEETINGS HELD ON MARCH 31, 2011.

1. DATE, TIME AND PLACE OF THE MEETING: Regular and Special Shareholders’ Meetings held on March 31, 2011, at 03:00 p.m., on Av. Roque Petroni Junior, 1464, térreo, Auditório, Morumbi, in the Capital of the State of São Paulo.

2. CALLING: the first call notice for the meeting was published in the State of São Paulo Official Gazette (Corporate Chapter – pages 70, 30 and 172, respectively) in the issues of March 01, 02 and 03, 2011 and in Valor Econômico (pages C10, D6 and C6, respectively), in the issues of March 01, 02 and 03, 2011.

3. AGENDA:

At the Regular Shareholders’ Meeting

(a) Examination, discussion and voting of the Management’s Report, Financial Statements and Explanatory Notes accompanied by the respective opinions issued by the Independent Auditors and by the Statutory Audit Committee for the fiscal year ended on December 31, 2010;

(b) Voting of the capital budget for the fiscal year 2011;

(c) Voting of the allocation of the net profit for the fiscal year ended on 12.31.2010; and

(d) Election of the members of the Statutory Audit Committee.

At the Special Shareholders’ Meeting

(a) Determination of the overall annual remuneration of the Directors/Executive Officers And of the members of the Statutory Audit Committee.

4.   ATTENDANCE: the meeting was attended by shareholders representing 61.26% of the capital stock, of which 88.92% are holders of common shares and 46.86% are holders of preferred shares, pursuant to the records and signatures appearing in the Shareholders Attendance Book. The meeting was also attended by Mrs. Cristiane Barretto Sales – Executive Vice-President of Finances, Planning and Control and Investor Relations Officer of the Company, and by Mr. Breno Rodrigo Pacheco de Oliveira – General Secretary and General Counsel; by Mr. Drayton T. Melo, representing Ernst & Young Terco Auditores Independentes S.S., by Mr. Antonio Gonçalves de Oliveira, representing the Board of Directors, and by Mr. Juarez Rosa da Silva, representing the Statutory Audit Committee.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Michelle Morkoski Landy – Secretary.

6. RESOLUTIONS: upon opening the meetings, the Chairman explained that the minutes of the meetings would be drawn-up as a summary of the facts occurred, containing solely a transcript of the resolutions adopted, as permitted in article 130, §1 of the Corporate Law and informed that the documents or proposals, voting statements or non-agreement to the matters of the Agenda should be submitted in writing to the Presiding Board, which, for such purpose, would be represented by the Secretary.

6.1. As for item “a” of the Agenda of the Regular Shareholders’ Meeting, the Chairman informed that the documents pertaining to the rendering of account of the Company’s Management were available to the Shareholders, namely: the Management Report, the Financial Statements and Explanatory Notes, accompanied with the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, all of them referring to the fiscal year ended on 12/31/2010. Following, the Chairman proposed and the attendees accepted that the reading of the above mentioned documents should be waived, since they were fully known to all of them, which documents, in compliance with the legal provisions, were published in the following newspapers: State of São Paulo Official Gazette (Corporate Chapter – pages 63 to 89) and in Valor Econômico (pages 1 to 12), in the issue of February 24, 2011. Upon being submitted to discussion and, following, to voting, the matter contained in item “a” of the Agenda was fully and expressly examined and approved, without any restriction or proviso whatsoever, by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting, which approval included the Management’s rendering of account, the Management Report, and the Financial Statements and Explanatory Notes, accompanied with the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, for the fiscal year ended on 12/31/2010.

6.2. As for item “b” of the Agenda of the Regular Shareholders’ Meeting, in compliance with the provisions in paragraph 2, article 196, of Law no. 6404/76, the consolidated Capital Budget of the Company and its Subsidiary, for fiscal year 2010, in the amount of three billion, four hundred and eighty-one million, seven hundred and fifty-eight thousand, eight hundred and sixty-two reais and fifty cents (R$3,481,758,862.50), was approved by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting, using own and third party’s funding, which budget was approved by the Board of Directors at the meeting held on 02/18/2011. This budget contemplates investments for the payment of the frequencies acquired at the Anatel’s Auction held in December 2010 by Vivo S.A. it being certain that off the above mentioned total, three billion, two hundred and ninety-seven million, seven hundred and forty-nine thousand, one hundred and seventy-five reais and ninety-eight cents (R$3,297,749,175.98) correspond to the consolidated budget for Vivo S.A., and one hundred and eighty-four million, nine thousand, six hundred and eighty-six reais and fifty-two cents (R$184,009,686.52) correspond to Vivo Participações in Minas Gerais.

6.3  As for item “c” of the Agenda of the Regular Shareholders’ Meeting, the Chairman submitted the matter to discussion and voting, with the Proposal for Allocation of the Profit for the Fiscal Year ended on 12/31/2010 having been fully approved, by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting, without any restriction or provision whatsoever, it being expressly resolved, as a consequence of such approval, that the Net Profit for the Year, in the amount of one billion, eight hundred and ninety-three million, eight hundred and thirty-three thousand, four hundred and eighty-eight reais and forty-seven cents (R$1,893,833,488.47) should be posted to the Retained Earnings account.

6.3.1. Legal Reserve

In conformity with article 193 of Law no. 6404/76, five per cent (5%) of the Net Profit must be allocated to the Legal Reserve in the amount of ninety-four million, six hundred and ninety-one thousand, six hundred and seventy-four reais and forty-two cents (R$94,691,674.42), which was approved by unanimous vote of the shareholders attending the meeting.

6.3.2. Dividends and Interest on the Own Capital

In compliance with the provisions in the Company’s Articles of Incorporation and in the applicable legal provisions, the shareholders approved by unanimous vote of the attendees, the payment of dividends in the total net amount of two billion, two hundred and ninety million, eight hundred and forty-six thousand, ninety reais and two cents (R$2,290,846,090.02), equivalent to R$5.732990078 per share, under equal conditions for common and preferred shares.

Such dividends, declared on the basis of the closing balance sheet for fiscal year 2010, to the holders of common and preferred shares, comprise interest on the own capital, as approved at the meeting of the Board of Directors of the Company held on 12/17/2010, imputed as provided for in article 9 of Law no. 9249/95, in the net amount of one hundred and eighty-seven million reais (R$187,000,000.00) and dividends in the amount of two billion, one hundred and three million, eight hundred and forty-six thousand, ninety reais and two cents (R$2,103,846,090.02).

The amounts referring to interest on the own capital and dividends shall be paid until December 21, 2011, in one or more installments, at the dates to be timely informed to the market.

6.4. As for item “d” of the Agenda, which refers to the election of the members of the Statutory Audit Committee, due to the expiration of their term of office, after the nominations were duly received by the Presiding Board and the votes counted, the following members are elected to the Statutory Audit Committee of the Company: I) by the holders of preferred shares representing 6.98% of such kind of shares, which vote was cast by the shareholders represented by proxy Daniel Alves Ferreira, at a separate voting, as permanent Statutory Audit Committee member, Mr. Peter Edward Mr Wilson, Brazilian, married, business manager, bearer of Identity Card RG nº 08.424.379-9 and enrolled with the CPF/MF under nº 168.126.648-20, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Princesa Isabel, 347 – apartment n.º 92 - Campo Belo] and as his deputy member, Mr. Cláudio José Carvalho de Andrade, Brazilian, married under the separate property ruling, business manager, bearer of Identity Card RG nº 4.408.508  and enrolled with the CPF/MF under nº 595.998.045-20, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Joana Angélica, n.º 260, apt 401, Ipanema; III) by the general vote of the common shares, by unanimity of the shareholders attending the meeting, to the office of Members of the Statutory Audit Committee, Mr. Juarez Rosa da Silva, Brazilian, married, accountant, bearer of Identity Card RG nº 3011229915 issued by SJS/RS and enrolled with the CPF/MF under nº 185.813.400-59, resident and domiciled in the city of Canoas-RS, with business address at Rua Jari, 89 – conj. 412 – Bairro Passo D’Areia – Porto Alegre – RS, and Mr. Hério Paulo S. Andriola, Brazilian, married, accountant, bearer of Identity Card RG no. 5024135526, issued by SJS/RS, ane enrolled with the CPF/MF under no. 410.353.800-72, resident and domiciled in the city of Porto Alegre-RS, with business address at Av. Augusto Meyer, 163, cj. 305-B, Higienópolis, Porto Alegre, CEP 90550-110, and as their respective deputy members, Mr. José Claudio Marques Basilio, Brazilian, married, accountant, bearer of Identity Card nº 8007272076, enrolled with the CPF under nº 281.943.490-87, resident and domiciled in the city of Porto Alegre-RS, with business address at Rua Jari, 89 – conj. 412 – Bairro Passo D’Areia – Porto Alegre – RS, and Marcos de Bem Guazelli, Brazilian, married, accountant, bearer of Identity Card RG no. 1044289427, issued by SSP/RS, and enrolled with the CPF/MF under no. 577.456.920-91, resident and domiciled in the city of Curitiba-PR, with business address at Rua Marechal Deodoro, 497, 2o andar, CEP 80020-909. The term of office of all the members of the Statutory Audit Committee now elected will start on this date and end at the date of the 2012 General Meeting, it being further declared that none of the members of the Statutory Audit Committee now elected is subject to any prohibition provided for in the law.

6.5. As for item “a” of the Agenda of the Special Shareholders’ Meeting, which refers to the remuneration of the Executive Officers and of the Directors and Members of the Statutory Audit Committee, it was approved by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting, that the overall annual remuneration of the Directors and Executive Officers should be up to twenty-six million, two hundred and eighteen thousand, one hundred and eighty-two reais and sixteen cents (R$26,218,182.16), it being incumbent upon the Board of Directors to allocate such amount among its members and the executive officers. It was further approved by majority of votes of the attendees, with abstention from voting of those legally impeded, that the individual remuneration of the members of the Statutory Audit Committee shall be fixed at five thousand reais (R$5,000.00), in compliance with the provisions in Law no. 6404/76.

After all the matters of the Agenda were voted, the minutes of the meeting were read, approved and signed by the attendees. It has been decided, in compliance with §2, article 130, of Law no. 6404/76, that the minutes will be published without showing the signatures of the representatives of the shareholders. São Paulo, March 31, 2011.

7.    SIGNATURES: Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; Michelle Morkoski Landy – Secretary of the Meeting; TELEFÓNICA S.A., TBS CELULAR PARTICIPAÇÕES LTDA., PORTELCOM PARTICIPAÇÕES S.A - by proxy Breno Rodrigo Pacheco de Oliveira; STATE STREET EMERGING MARKETS; PANAGORA GROUP TRUST; BELL ATLANTIC MASTER TRUST; GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS HIGH VALUE TEILFONDS; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; PRINCIPAL LIFE INSURANCE COMPANY; RAYTHEON COMPANY MASTER TRUST; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; IMPERIAL EMERGING ECONOMIES POOL; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; IBM SAVINGS PLAN; MORGAN STANLEY INVESTMENT MANAGEMENT ACTIVE INTERNATIONAL ALLOCATION TRUST; AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; CIBC EMERGING MARKETS INDEX FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; BRANDES EMERGING MARKETS EQUITY FUND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; GENERAL ELECTRIC PENSION TRUST; JOHNSON & JOHNSON GENERAL PENSION TRUST; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; THE MCGRAW HILL RETIREMENT PLAN COLLECTIVE INVESTMENT TRUST; WHEELS COMMON INVESTMENT FUND; WELLINGTON TRUST COMPANY N.A.; TEACHER RETIREMENT SYSTEM OF TEXAS; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; AT&T UNION WELFARE BENEFIT TRUST; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T/RET STAFF BEN PLAN AND TRUST; USAA CORNERSTONE STRATEGY FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND; GMO GLOBAL ACTIVE EQUITY FUND, LP; THE GMO ERISA POOL; THE GMO FOREIGN FUND SERIES; THE NORTHWESTERN MUTUAL LIFE INSURANCE CO; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; FIDELITY GLOBAL TELECOMMUNICATIONS FUND; FIDELITY LATIN AMERICA FUND; FIDELITY GLOBAL FUND; FIDELITY GLOBAL OPPORTUNITIES FUND; FIDELITY OVERSEAS FUND; FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND; FIDELITY GLOBAL DISCIPLINED EQUITY FUND; ILLINOIS STATE BOARD OF INVESTMENT; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE MEDIA PNO; NORTHERN TRUST QUANTITATIVE FUND PLC; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; FIDELITY FUNDS SICAV; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INTERNATIONAL FUND; MORGAN STANLEY GLOBAL STRATEGIST FUND; INTERNATIONAL OPPORTUNITIES FUNDS; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; LLOYD GEORGE INVESTMENT COMPANY PLC; OLD MUTUAL (US) HOLDINGS INC.; THE FUTURE FUND BOARD OF GUARDIANS; BELLSOUTH  CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; PPL SERVICES CORPORATION MASTER TRUST; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND; PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMERGING MARKETS INDEX FUND E; FIDELITY FIXED- INCOME TRUST: FIDELITY SERIES GLOBAL EXUS INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; MANAGED PENSION FUNDS LIMITED; WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P.; THE UNIVERSAL INSTITUTIONAL FUNDS, INC., INTERNATIONAL MAGNUM PORTFOLIO; MORGAN STANLEY INSTITUTIONAL FUND, INC., ACTIVE INTERNATIONAL ALLOCATION PORTFOLIO; ISHARES III PUBLIC LIMITED COMPANY; ISHARES PUBLIC LIMITED COMPANY; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; ISHARES II PUBLIC LIMITED COMPANY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; MINISTRY OF STRATEGY AND FINANCE; PRINCIPAL VARIABLE CONTRACTS FUNDS, INC - ASSET ALLOCATION ACCOUNT; HARMONY OVERSEAS EQUITY POOL; RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; INTEGRA EMERGING MARKETS EQUITY FUND; OLEARY HARD ASSET INCOME FUND; EATON VANCE CORP.; LEGG MASON GLOBAL FUNDS FCP (LUXEMBOURG)- by proxy  Daniel Alves Ferreira; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; by proxy  Daniel Alves Ferreira; NORGES BANK; VANGUARD INVESTMENT SERIES, PLC; STATE OF WYOMING, WYOMING STATE TREASURER; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; STICHTING PENSIOENFONDS MEDISCH SPECIALISTEN; STICHTING PENSIOENFONDS VOOR HUISARTSEN; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; STATE OF WYOMING, WYOMING STATE TREASURER; - by proxy  Daniel Alves Ferreira; POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO; POLO FUNDO DE INVESTIMENTO EM AÇÕES; VINSON FUND LLC - by proxy  Daniel Alves Ferreira; GAP AÇÕES FIA; AMAROK FIM PREVIDENCIÁRIO; GAP ABSOLUTO FIM; GAP MULTIMANAGER BBDC FIM; GAP CITI FIM; DUA EQUITY VALUE FIA; GAP EXCLUSIVO I FIA; GAP EQUITY VALUE FIA; GAP INSTITUCIONAL FIM; GAP HEDGE FIM; FIM ITAPARICA; GAP LONG SHORT FIM; GAP MULTIPORTFOLIO FIM; GAP MULTIPORTFOLIO 30 FIM; FIM GAP POXIM; FIM PESCADA - by proxy  Daniel Alves Ferreira; CLARITAS ABSOLUTE MASTER FIM; CLARITAS AÇÕES FIA; CLARITAS INSTITUCIONAL FIM; CLARITAS VALOR FIA; CLUBE DE INVESTIMENTO CL 18; EQUITIES SPC LLC;; PORTFOLIO BRAZIL LLC; BRAZIL PRIVATE EQUITY INVESTMENTS LLC; CLARITAS LONG SHORT MASTER FIM; CLARITAS PRIVATE LONG SHORT FIM - by proxy  Daniel Alves Ferreira

I hereby certify that this is a faithful copy of the minutes of the Regular and Special Shareholders’ Meetings, held on March 31, 2011, which were drawn-up in the proper book.

Michelle Morkoski Landy
Secretary
OAB/SP nº 178.637

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.